Rebecca Malanga, Esq. Senior Director & Counsel rebecca.malanga@equitable.com (908) 763-2888

December 17, 2020

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	Separate Account No. 70 of Equitable Financial Life Insurance Company

Initial Registration Statement on Form N-4

File Nos. 333- 248863; 811-22651

Equitable Financial Life Insurance Company

Initial Registration Statement on Form S-3

File No. 333-248967

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the supplemental comments you provided with respect to the above-referenced filing for Equitable Financial Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

General

1.

Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Response: All missing information, including all exhibits, for each registration statement will be filed in a pre-effective amendment to the applicable registration statement.

2.	Please update the Contract’s series/class identifiers on Edgar to reflect the new name of the separate account.

Response: The information will be updated.

3.	Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) of the Securities Act of 1933.

Response: The powers will be provided in a pre-effective filing.

4.

The supplement for the Structured Investment Option is potentially confusing for investors, and requires a side-by-side comparison of its reading with the Form N-4 prospectus. In accordance with plain English principles, please eliminate the supplement and describe the relevant SIO provisions in the Form N-4 prospectus as per staff comments provided below.

Response: As we agreed, this comment has been suspended for this filing.

FORM N-4 PROSPECTUS

Cover Page

5.	The prospectus describes a new contract. Accordingly, please remove the statement that the prospectus supersedes all prior prospectuses and supplements.

Response: The disclosure has been revised as requested.

6.

In the first paragraph, please clarify that the Investment Edge 21.0 is a variable and index-linked deferred annuity contract. Please state that index-linked annuity contracts are complex insurance and investment vehicles, and investors should speak with a financial professional about the contract’s features, benefits, risks, and fees, and whether the contract is appropriate for the investor based upon his or her financial situation and objectives. Please provide corresponding disclosure on the cover page of the Form S-3 prospectus.

Response: As this comment relates to the N-4 prospectus, see Response to Staff Comment 4. With respect to the SIO prospectus, the disclosure has been revised to note the SIO is an index-linked investment.

7.

Please disclose that the Investment Edge ADV series is available through advisors who charge an advisory fee for their services, and that this fee is in addition to contract fees and expenses. Please further state that if an owner elects to pay the advisory fee from his or her account value, then this deduction will reduce the standard death benefit and the Return of Premium death benefit, and may be subject to federal and state income taxes and a 10% federal penalty tax.

Response: The disclosure has been revised as requested.

8.

Please note that one of the available investment options under the contract is the Structured Investment Option (“SIO”), and prominently disclose that contract owners should carefully read the accompanying SIO prospectus, which contains additional information relating to the SIO. Please also state how an owner may obtain a copy of the SIO prospectus.

Response: See Response to Staff Comment 4. The Company notes the supplement already directs readers to also read the SIO prospectus. With respect to the second sentence of this comment, every owner who is eligible to invest in the SIO will automatically receive an SIO prospectus.

Definitions of Key Terms (pages 5-6)

9.	The defined term “contract date anniversary” is sometimes referred to throughout the prospectus as “contract anniversary date.” Please revise for consistency.

Response: The disclosure has been revised as requested.

Investment Edge Series at a Glance – Key Features (pages 10-13)

10.	Please briefly mention the SIO as an investment option under the contract.

Response: See Response to Staff Comment 4.

11.	Please briefly describe the amount to be refunded upon cancellation of the contract.

Response: The disclosure has been revised as requested.

Fee Table (pages 14-16)

12.

Please include in the fee table all fees and charges under the contract, including the contract fee assessed on the Segment Maturity Date on amounts allocated to the SIO and the Segment Interim Value applied on transfer, death, surrender, or withdrawal from a Segment. See Instruction 15 to Item 3(a) of Form N-4; see also Disclosure of Costs and Expenses by Insurance Company Separate Accounts Registered as Unit Investment Trusts that Offer Variable Annuity Contracts, Inv. Co. Act Rel. No. 25802 (Nov. 13, 2002) (“[w]e are adopting, as proposed, an instruction to the fee table of Form N-4 that would require registrants to disclose all recurring fees and charges . . .). Please make similar revisions in “Charges and Expenses – Separate Account Annual Expenses.”

Response: See Response to Staff Comment 4.

13.

In the second paragraph, please state that the fees and expenses for the Investment Edge ADV series do not reflect any advisory fees paid to investment advisers from account value or other assets of the owner, and that if such charges were reflected, the fees and expenses would be higher.

Response: The disclosure has been revised as requested.

14.	In accordance with plain English principles, please ensure that each footnote to the fee table is on the same page as the text to which it relates.

Response: The Company is in the process of redesigning the fee table disclosure including breaking the different sections of the fee table apart to allow placement of footnotes immediately following the section of the fee table the note appears in as part of its 498A efforts. It would be expensive and time consuming for the Company to reformat this product’s fee table structure to allow new placement of footnotes at the time of this filing. The time and expense are even harder to justify when the new fee table format under the 498A redesign will be implemented for May 1, 2021. The Company respectfully requests latitude with respect to this filing to not redesign the fee table note placement at this time.

15.

Please clarify in footnote 2 that the withdrawal charge percentage is measured based on the number of years since receipt of the contribution to which the charge relates. To avoid confusion, please remove references to “contract year” when describing how the withdrawal charge is calculated. Please make corresponding revisions to the withdrawal charge discussion on page 59 of the prospectus.

Response: The disclosure has been revised as requested.

16.	In the narrative preceding the range of Total Annual Portfolio Operating Expenses, please make clear that such expenses are shown for the period ending December 31, 2019.

Response: The disclosure has been revised as requested.

17.

Please state that the expense examples assume that all account value is invested in the variable investment options, and clarify that the maximum Return of Premium death benefit charge is reflected. Please also state that the expense examples for the Investment Edge ADV series do not reflect any advisory fees paid to investment advisers from account value or other assets of the owner, and that if such fees were reflected, costs would be higher.

Response: The disclosure has been revised as requested regarding all account value being invested in the variable investment options and clarifying that the maximum Return of Premium death benefit charge is reflected.

The advisory fees are outside the contract, a point the Company has disclosed in numerous places, including through new disclosure added to the fee table pursuant to the Staff’s comments. It seems confusing and redundant to add disclosure to the expense examples that fees outside the contract are not included in the calculation of the expenses pursuant to the contract. The Company is not aware of any competitors who include such a reference in their expense examples, including advisor only contracts. Moreover, the prospectus contains disclosure that the investor should consider maintaining sufficient assets outside of this contract in order to pay advisory or custodial account expenses. Finally, as we discussed, this disclosure falls outside the areas we agreed to add disclosure specific to withdrawals to pay advisory fees since such withdrawals are treated as any other withdrawal.

18.	In the expense examples, please clarify in the headings which example reflects if an owner annuitizes the contract at the end of the applicable time period. See Item 3 of Form N-4.

Response: The disclosure has been revised as requested.

What are Your Investment Options Under the Contract? (page 20)

19.	Please briefly describe the SIO investment option under the contract.

Response: See Response to Staff Comment 4.

Return of Premium Death Benefit (pages 37-38)

20.

The charge for the Return of Premium death benefit is a percentage of the Return of Premium death benefit base. Please state when this benefit base is calculated (e.g., on each contract date anniversary, each time a withdrawal is taken or a contribution is made, etc.).

Response: The disclosure has been revised as requested.

21.

When stating in the $10,000 withdrawal example that the Return of Premium death benefit base would be reduced to $87,500, please state the death benefit amount both before and after the withdrawal. Please also state prominently that a withdrawal could reduce the death benefit by substantially more than the actual amount of the withdrawal.

Response: The disclosure has been revised as requested.

22.

If an owner has authorized his or her advisor to take withdrawals of advisory fees from an Investment Edge ADV series, then please state whether these deductions will reduce the death benefit base on a dollar-for-dollar basis or proportionately. If such withdrawals will be treated as a proportionate reduction, please include prominent disclosure that deductions of the advisory fee from account value could reduce the Return of Premium death benefit significantly, and by substantially more than the actual amount of the deductions. Please provide an example demonstrating the impact of advisory fee deductions on the Return of Premium death benefit over a ten-year period.

Response: The disclosure has been revised as we discussed.

Determining Your Contract’s Value (page 44)

23.

When defining the Contract’s account value and cash value here and throughout the prospectus, please clarify that these values include amounts allocated to the SIO. The current disclosure suggests that amounts allocated to the SIO are not included in such values.

Response: See Response to Staff Comment 4.

24.	Please disclose that for the Investment Edge ADV series, the deduction of advisory fees from account value will result in a decrease in units in the variable investment options.

Response: As we discussed, this disclosure falls outside the areas we agreed to add disclosure specific to withdrawals to pay advisory fees since such withdrawals are treated as any other withdrawal.

Partial Withdrawals (page 47)

25.

The prospectus states that if an owner of the Investment Edge ADV series has authorized his or her advisor to take withdrawals of advisory fees from the account value, then such withdrawals may be a taxable event. Accordingly:

a)

Please disclose that the Company will treat the deduction of these fees as withdrawals under the contract, and describe how these withdrawals will reduce the account value, the standard death benefit, the Return of Premium death benefit, and payments under the Income Edge payment program. Please also make clear whether withdrawal charges will apply to each deduction and whether such deductions will count toward the annual free withdrawal amount. Please provide corresponding disclosure in the sections of the prospectus that discuss the death benefits, the Income Edge payment program, and withdrawal charges.

Response: The Company has revised the disclosure in this section as we discussed.

b)

Please describe the tax consequences of treating the deduction of advisory fees as withdrawals (e.g., the deduction could be subject to federal and state income taxes and a possible 10% federal penalty tax if withdrawn before age 59 1⁄2). Please provide corresponding disclosure, and any other related tax disclosures, in the Tax Information section of the prospectus.

Response: The Company has existing in this section that such a withdrawal may be a taxable event and a cross-reference regarding the tax consequences of withdrawals in the Tax portion of the prospectus.

c)

Please explain how and when the advisory fee is deducted (e.g., pro-rata from each investment option on an annual basis), as well as the basis upon which the fee is calculated (e.g., as a percentage of account value). Please explain whether such deductions will be made from the SIO Segments, and if so, how that will impact the SIO Segments and the Segment Interim Value calculation. Please also explain how an owner may terminate his or her authorization to deduct advisory fees from the contract.

Response: The Company has disclosed that a withdrawal to pay advisory fees will be treated as any other withdrawal. With respect to the SIO, the Company respectfully declines. See Response to Staff Comment 4.

d)

Given the significant effect such reductions could have on contract benefits, please state that owners should discuss with their advisers the impact of deducting advisory fees from account value prior to making any election to do so.

Response: The disclosure has been revised as requested in the fee-based program disclosure immediately following the Investment Edge® Series at a glance – key features table.

How Withdrawals Are Taken From Your Account Value (page 53)

26.	In the first paragraph, please state that if there is insufficient value or no value in the Dollar Cost Averaging program to be withdrawn or paid under the Income Edge program, then any additional amount or the total amount of the withdrawal will be withdrawn from the Segment Type Holding Accounts, and if there is insufficient value or no value in the holding accounts, any additional amount or the total amount of the withdrawal will be withdrawn pro rata from the Segments.

Response: See Response to Staff Comment 4.

27.

Please clarify in the second paragraph that if an owner is taking automated withdrawals from specific variable investment options and the value in such options drops below the requested withdrawal amount, then the requested amount will be taken on a pro rata basis from all other investment options, including the SIO.

Response: See Response to Staff Comment 4.

Effect of Withdrawals on Your Return of Premium Death Benefit (page 53)

28.

Please more clearly explain in the disclosure what is meant by the Return of Premium death benefit being reduced on a “pro rata basis.” Please state that any withdrawal could reduce the Return of Premium death benefit by substantially more than the actual amount of the withdrawal. Please also state that it may not be in the owner’s best interest to make ongoing withdrawals such as advisory fee deductions, systematic withdrawals, or lifetime required minimum distribution withdrawals if the Return of Premium death benefit is elected.

Response: The disclosure has been revised as requested.

When to Expect Payments (page 54)

29.	Please clarify that the Company will make payments within seven calendar days after receipt of the transaction request. See Section 22(e) under the Investment Company Act of 1940.

Response: The disclosure has been revised as requested.

Your Annuity Payout Options (pages 54-56)

30.	Please clarify when annuity payments are based on the account value and when they are based on the cash value.

Response: The disclosure has been revised as requested.

Charges and Expenses – Separate Account Annual Expenses (pages 57-58)

31.

As noted above in comment 12, please revise the discussion on separate account annual expenses to clarify that the contract fee is assessed on the entire account value, including amounts allocated to the SIO. Please include in this discussion the disclosure from the SIO supplement under “The Contract Fee – Segments,” which explains when the contract fee is calculated and charged with respect to the SIO.

Response: See Response to Staff Comment 4.

Charges and Expenses – Account Value Charges – Contract Maintenance Fee (page 58)

32.

In the second paragraph, please state that if there is insufficient value or no value in the Dollar Cost Averaging program to deduct the contract maintenance fee, then any remaining portion of the fee or the total fee will be deducted from the Segment Type Holding Accounts, and if there is insufficient value or no value in the holding accounts, any remaining portion of the fee will be deducted pro rata from the Segments.

Response: See Response to Staff Comment 4.

Charges and Expenses – Return of Premium Death Benefit Charge (page 60)

33.

In the second paragraph, please state that if there is insufficient value or no value in the Dollar Cost Averaging program to deduct the Return of Premium death benefit fee, then any remaining portion of the fee or the total fee will be deducted from the Segment Type Holding Accounts, and if there is insufficient value or no value in the holding accounts, any remaining portion of the fee will be deducted pro rata from the Segments.

Response: See Response to Staff Comment 4.

34.

The Return of Premium death benefit charge is deducted annually on the contract date anniversary. Please state when the Return of Premium death benefit charge is calculated (e.g., daily, annually, upon each withdrawal or contribution, each time the Return of Premium death benefit base is calculated, etc.). Please briefly describe what is provided in consideration for this charge. Item 6(a) to Form N-4.

Response: The disclosure has been revised as requested.

35.	Please briefly describe the Return of Premium death benefit base calculation, and provide a cross-reference to the more detailed discussion in the Return of Premium death benefit section.

Response: The disclosure has been revised as requested.

36.

In the third paragraph, the Company reserves the right to increase or decrease the fee for the Return of Premium death benefit. Please make clear that the Company will not increase this fee above the maximum charge of 0.50%.

Response: The disclosure has been revised as requested.

37.

Please state that if the contract is surrendered or annuitized or the death benefit is paid on any date other than the contract date anniversary, or if the Return of Premium death benefit is terminated on the Income Edge Effective Date, then a pro rata portion of the Return of Premium death benefit charge will be applied from the beginning of the contract year through the date of termination, death, or annuitization.

Response: The disclosure has been revised as requested.

38.

When stating that an owner may not terminate the Return of Premium death benefit later than the “date” before the fee change effective date, please clarify whether this date is the business day preceding the fee change effective date. Please state that if the rider is terminated, a pro rata amount of the current fee will be applied from the beginning of the contract year through the date of termination. Please also make clear that if the rider is terminated, it may not be reelected.

Response: The disclosure has been revised as requested.

39.

If true, please more clearly state in the third paragraph that while any new fee will not be deducted until the next contract date anniversary, it will be effective from the beginning of the contract year in which the fee change occurred.

Response: The disclosure has been revised as requested.

40.

The disclosure distinguishing between a fee change in the first two contract years and a fee change thereafter is confusing. Please remove this disclosure and simply state that the Company may notify owners of a change in the fee during the first two contract years, but such change will not be effective any earlier than the first business day following the second contract date anniversary.

Response: The disclosure has been revised as requested.

41.

Please explain that because the Return of Premium death benefit charge is based on the Return of Premium death benefit base rather than current account value, there is a risk that the deduction of this charge could cause the contract to terminate, particularly if the account value is low in comparison to the Return of Premium death benefit base.

Response: The disclosure has been revised as requested.

About the General Account (pages 85-86)

42.

Please remove the disclosure in the last paragraph stating that the Company has been advised that the staff of the SEC has not reviewed the portions of the prospectus that relate to the general account.

Response: The disclosure has been revised as requested.

43.

Please revise the last sentence of this section to state that disclosure relating to the general account is subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Response: The disclosure has been revised as requested.

Appendix I – Condensed Financial Information

44.

If true, please disclose that condensed financial information has been provided for subaccounts under the Investment Edge® Select series, but has not been provided for any subaccount offered under the Investment Edge® series or Investment Edge® ADV series because no such subaccount had commenced operations as of the date of the prospectus. Alternatively, if any subaccount of either or both of those series has been previously made available under any other contract offered through the same separate account (e.g., the other contract also has the same underlying fund option and contract fee), then please include the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See Instruction 1 to Item 4(a) of Form N-4.

Response: The disclosure has been revised as requested.

Appendix VII – Exchange Program

45.

In the comparison table, please indicate that the Structured Investment Option is available under the new contract, as the table currently states that it is not offered. Please include a footnote briefly describing the Structured Investment Option.

Response: The disclosure has been revised to indicate the SIO is available.

46.	In footnote 5, please update the reference to footnote 5.

Response: The disclosure has been revised as requested.

FORM S-3 PROSPECTUS

Cover Page

47.

Please remove the statement that an owner should read the Trust prospectuses for more information about the portfolios, as the prospectus does not reference the portfolios described in the Form N-4 prospectus. Similarly, please remove the Rule 30e-3 disclosure. Please state that the prospectus should be read along with the variable annuity prospectus for the Investment Edge 21.0 contract.

Response: The disclosure has been revised as requested.

48.	In the second paragraph, please clarify the references to “all variable annuity contracts,” as the SIO is only available with the Investment Edge 21.0 contract.

Response: The disclosure has been revised as requested.

49.

In the first sentence of the fourth paragraph, please clarify that the “set period” for any Segment is one-year. At the end of this paragraph, please state that the risk of loss of principal can become greater in the case of an early withdrawal, surrender, death, or transfer due to charges and adjustments imposed on those distributions.

Response: The disclosure has been revised as requested.

Contents of this Prospectus (page 3)

50.

Please update the table of contents (e.g., remove references to fee table examples, condensed financial information, and the Statement of Additional Information table of contents, which are not described in the Form S-3 prospectus), as well as references to certificates and group contracts in the narrative following the table, as the contract is only offered on an individual basis.

Response: The disclosure has been revised as requested.

Structured Investment Option at a Glance – Key Features (pages 6-7)

51.

As noted later in the prospectus, please state in this section that the Company will announce Performance Cap Rates at least two weeks before the Segment Start Date, and disclose where such rates may be found.

Response: The Company in certain other index-linked products commits to announcing Performance Cap Rates at least two weeks in advance. However, since agreeing to the “two-week advance notice” period other similarly situated competitors have registered products with a one week or less advance notice period. For this product, the Company respectfully requests the flexibility that has been afforded its competitors. Accordingly, the Company has revised the disclosure in the performance cap rate section of the prospectus to announce Performance Cap Rates at least one week in advance.

52.

Please clearly state in the seventh bullet that the Segment Interim Value calculation may reduce the amount paid upon death, surrender, or free look prior to the Segment Maturity Date, and will reduce the amount in a Segment following a transfer or withdrawal prior to the Segment Maturity Date, perhaps by more than the amount of the transfer or withdrawal. Please make corresponding changes to page 9 of the prospectus.

Response: The disclosure has been revised as requested.

53.	In the chart comparing the Segment Types, please include the available Indices for the Standard Segment Type and for the Step-Up Segment Type.

Response: There are similar charts later in the prospectus that include the Indices available for Standard Segment Types and Step Up Segment Types. Consistent with our practice in other index-linked products, we would prefer to keep the focus of this chart on duration, buffer and cap rate for each Segment Option and rely on those later charts to specify the investment options available for each Segment Option.

54.	In the narrative following this chart, and elsewhere in the prospectus, there are references to the possibility of

Segment Durations existing for longer than one year, although all Segment Durations are for only a one-year period. To avoid investor confusion, please remove this disclosure, and revise the disclosure on page 14 that references a six-year duration. Please also remove the statement here and throughout the prospectus that the highest level of protection is the -10% Segment Buffer, as this is the only level of protection under the SIO. Similarly, please remove the disclosure on pages 10 and 14 of the prospectus that states that Standard Segment Types with greater protection tend to have lower Performance Cap Rates than other Standard Segment Types that use the same Index and duration but provide less protection.

Response: The disclosure has been revised as requested.

55.	In the penultimate paragraph of this section, please replace the term “Segment Investment Option” with “Structured Investment Option.”

Response: The disclosure has been revised as requested.

Fee Table (page 8)

56.	Please clarify in the narrative preceding the table that the table also describes fees and expenses that an investor will pay when making transfers.

Response: The disclosure has been revised as requested.

57.	Please revise the Segment Interim Value line item to clarify that it is also applied upon death prior to the Segment Maturity Date.

Response: The disclosure has been revised as requested.

58.	Please move the reference to footnote 3 in the table to the narrative preceding the table, as footnote 3 relates to the contract fee in addition to the Segment Interim Value calculation.

Response: Footnote 3 has been deleted.

Risk Factors (pages 9-11)

59.

In the first bullet, please state that the risk of loss of principal can become greater in the case of an early withdrawal, surrender, death, or transfer due to charges and adjustments imposed on those distributions, and that this may occur even if index performance has been positive. Please also note that ongoing charges such as the contract fee could also cause amounts to be less than what has been invested.

Response: The disclosure has been revised as requested.

60.

The third and fourth paragraphs state the same information regarding the -10% Segment Buffer. Please remove the fourth paragraph, and clarify in the third paragraph that the buffer operates in this manner for both the Standard and Step Up Segments.

Response: The disclosure has been revised as requested.

61.

When describing the Segment Interim Value in the sixth primary bullet (and related subbullets) on pages 9 and 10, please ensure that all references to withdrawals also include transfers (e.g., “[a]ll other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment”).

Response: The disclosure has been revised as requested.

62.

In the second primary bullet on page 10, please specify how index performance will be measured if the index is changed before the segment maturity date (e.g., performance will be recalculated as if the new index had been in place from the beginning of the segment). Please provide corresponding disclosure on page 19 of the prospectus.

Response: The disclosure has been revised as requested.

63.

Please rewrite the third primary bullet on page 10 in accordance with plain English principles. In doing so, please clarify what is meant by the statement that “a Segment cannot be matured until after the scheduled Segment Start Date,” when no Segments mature prior to the Segment Start Date. Please also explain why an Index may not publish its value on a Segment Maturity Date. Please clarify what happens on the Segment Maturity Date (e.g., will the Company create new Segments of Segment Types that utilize unaffected Indices, or will the Company transfer the value to a Segment Type Holding Account?), and explain why amounts may be transferred to a new Segment or to a Segment Type Holding Account, but will not be transferred in accordance with the owner’s allocation instructions.

Response: The disclosure has been revised as requested.

64.	With respect to any Index with significant exposure to non-U.S. companies in emerging and frontier markets, please provide disclosure with respect to the following risks:

a)

the potential for errors in Index data, Index computation, and/or Index construction if information on non-U.S. companies is unreliable or outdated, or if less information about the non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing, and financial recordkeeping standards;

b)	the potential significance of such errors on the Index’s performance;

c)	limitations on the Company’s ability to oversee the Index provider’s due diligence process over Index data prior to its use in Index computation, construction, and/or rebalancing;

d)	the rights and remedies associated with investments that track an Index comprised of foreign securities may be different from investments that track an Index of domestic securities; and

e)	risks associated with investments in China.

Response: The disclosure has been revised as requested.

65.

Regarding the last bullet on page 11 preceding the COVID-19 discussion, please include the Return of Premium death benefit charge when describing the calculation of the Segment Rate of Return. Please make corresponding revisions on page 14, when providing narrative examples of the Standard Segments and Step Up Segments, and on page 17, when describing the Segment Rate of Return.

Response: The Return of Premium death benefit charge is deducted annually from the contract’s account value on the contract date anniversary; it is not deducted as part of the Segment Rate of Return calculation.

How to Reach Us (Pages 12-13)

66.	Please clarify that market timing and disruptive transfer activity cross-references here and elsewhere in the prospectus are to the variable annuity contract prospectus.

Response: The disclosure has been revised as requested.

Indices (page 15)

67.

Please revise the description of the NASDAQ-100 Price Return Index to clarify that this index includes securities of 100 of the largest domestic and international non-financial companies listed on The NASDAQ Stock Market.

Response: The disclosure has been revised as requested.

Segment Participation Requirements (page 16)

68.	In the second paragraph, please remove the statement that transfers are not permitted into or out of a Segment before the Segment Maturity Date.

Response: The disclosure has been revised as requested.

Standard Segment Examples and Step Up Segment Examples (pages 18-19)

69.

Please clearly state that the Standard Segment and Step Up Segment examples assume the purchase of the Investment Edge Select series (the most expensive series), and revise all examples to reflect a contract fee of 1.25%.

Response: The disclosure has been revised as requested.

70.

The fee table states that the contract fee is a percentage of the Segment Investment. However, the examples illustrate the contract fee as a 1.00% reduction in the Segment Rate of Return, rather than a 1.00% fee assessed against a $1,000 Segment Investment that results in a $10 reduction in the Segment Maturity Value. Moreover, the charges section of the prospectus states that the contract fee is a percentage of the Segment Investment, but also states that this fee is deducted when calculating the Segment Rate of Return. While the mathematical result may be the same, please reconcile the description of the calculation in the three sections of the prospectus to avoid investor confusion.

Response: The disclosure has been revised to clarify that on the Segment Maturity Date the Contract Fee is deducted as part of the Segment Rate of Return calculation as illustrated in the examples.

71.	Please include an example for the Step Up Segments that demonstrates a decrease in the Segment Investment.

Response: The disclosure has been revised as requested.

72.	Please provide examples that include the Return of Premium death benefit charge.

Response: The Return of Premium death benefit charge is deducted annually from the contract’s account value on the contract date anniversary; it is not deducted as part of the Segment Rate of Return calculation.

Your Account Value in the Structured Investment Option (page 20)

73.

Please revise the second paragraph to clarify that the Segment Interim Value calculation may reduce the Segment Investment, and therefore the amount paid upon death, surrender, or free look. Please also make clear that the amount remaining in a Segment following a transfer or withdrawal will be reduced based on the Segment Interim Value calculation, and that this amount could be more than the amount of the transfer or withdrawal. Further, as the SIO does not have a loan option, please remove the reference to loans.

Response: The disclosure has been revised as requested.

74.

In the fourth paragraph, please make clear in the disclosure the “two values” referenced in the penultimate sentence. Please also explain, here and in Appendix I, how the Segment Interim Value calculation reflects a deduction for the Return of Premium death benefit charge.

Response: The disclosure has been revised regarding the two values as requested. The Return of Premium death benefit charge is deducted from the account value and not as part of the Segment Interim Value calculation itself.

Structured Investment Option’s Charges and Expenses (pages 20-21)

75.

In the second paragraph under contract fee, please specify each series of the contract and its corresponding contract fee percentage. Please also explain what is meant by the statement that the Segment Investment is “also” reduced if a portion of the contract fee is deducted as part of the Segment Interim Value calculation, when the preceding sentence already states that a pro rata portion of the charge is deducted as part of the Segment Interim Value calculation.

Response: The disclosure has been revised as requested. The “also” sentence has been deleted.

76.

Please explain here and in the Form N-4 prospectus whether the account value utilized in the Breakpoint Credit calculation includes amounts allocated to the SIO, and whether contract fees deducted from SIO Segments are eligible for breakpoint reductions.

Response: The disclosure in the SIO prospectus has been revised as requested. As this comment relates to the N-4 prospectus, see Response to Staff Comment 4.

77.	Please remove the sections on the contract maintenance fee and the Return of Premium death benefit charge, as per comments 32 and 33 above.

Response: See Response to Staff Comments 32 and 33.

Transfers (page 21)

78.

Please prominently state that transfers from a Segment prior to the Segment Maturity Date reduce the Segment Investment on a pro rata basis by the same proportion that the Segment Interim Value is reduced on the date of the transfer. Please state that this amount could be more than the amount of the transfer.

Response: The disclosure has been revised as requested.

79.	Please state the maximum number of active Segments allowed under the contract.

Response: The disclosure has been revised as requested.

How Distributions, Including Withdrawals, are Taken from Your Account Value Under the Structured Investment Option (page 22)

80.	In the penultimate paragraph, please state that the Segment Investment could be reduced by more than the amount of the withdrawal.

Response: The disclosure has been revised as requested.

Incorporation of Certain Documents by Reference (p. 24)

81.

Please specifically incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report on Form 10-K (e.g., Form 10-Q filed by the Company on August 5, 2020). See Item 12(a)(2) of Form S-3.

Response: The disclosure has been revised as requested.

Appendix I: Segment Interim Value

82.	Please confirm that the examples assume the purchase of the Investment Edge Select series with a contract fee of 1.25%, and provide disclosure to that effect.

Response: The disclosure has been revised as requested.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at (908) 763-2888. Thank you very much for your assistance with this filing.

Best regards,

/s/ Rebecca Malanga
Rebecca Malanga

cc: Darin Smith